

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 27, 2009

Via U.S. Mail and Fax
Patricio Jimenez Barrera
Chief Financial Officer
Axtel, S.A.B. de C.V.
Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP 66215

> **RE: Axtel, S.A.B. de C.V.**
> **Amendment No. 1 to Form 20-F for the year ended December 31, 2007**
> **Filed January 22, 2009**
> **File No. 333-114196**

Dear Mr. Barrera:

We have reviewed your amended filing and your response letter dated January 21, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15 Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 80

1. We note that you revised the second paragraph of management's report to omit the reasons that the report was not subject to attestation by your public accounting firm. Please revise the disclosures in Item 15 to include the statements provided in your initial filing as required by the temporary rules in Item 15T (b)(4).

Exhibits 12.1 and 12.2

2. We note that your amended Form 20-F includes revised certifications of your Principal Executive Officer and Principal Financial Officer that omit certain required language. Please revise the certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) as required by instruction 12 to the Exhibits.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me at (202) 551-3354 with any other questions.

Sincerely,

/s
Robert Bartelmes
Senior Financial Analyst